Exhibit 99.1

CHEER HOLDING, INC.

19F, Block B, Xinhua Technology Building

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China

To the Shareholders of Cheer Holding, Inc.:

You are cordially invited to attend the 2025 Annual General Meeting of Cheer Holding, Inc. (the “Company”) on Monday, May 12, 2025 (the “Annual General Meeting”), at the offices of the Company, located at 19F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016, at 10:00 a.m., local time. A Notice of the 2025 Annual General Meeting, a Proxy Card and a Proxy Statement containing information about the matters to be voted upon at the Annual General Meeting are enclosed.

Only registered holders of our Class A ordinary shares, par value $0.001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value $0.001 per share (“Class B Ordinary Shares”, with Class A Ordinary Shares, together, “Ordinary Shares” or “Shares”) as of the close of business on Monday, April 28, 2025 (the “Record Date”), are entitled to notice of and to vote at the Annual General Meeting.

Our activities for the fiscal year ended December 31, 2024, are included in our annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 10, 2025 (the “Annual Report”). Upon written request to the Secretary of the Company, the Company will provide, without charge, to each person solicited a copy of the Annual Report, including the financial statements and report of independent registered public accounting firm filed therewith. The Annual Report and other reports that we file with the SEC are also available to the public from the SEC’s website at http://www.sec.gov.

Whether or not you plan to attend the Annual General Meeting, the Company requests that you please exercise your voting rights by completing and returning your Proxy Card promptly in the enclosed self-addressed stamped envelope, or to vote your shares online electronically at https://www.cstproxyvote.com. If you are a registered holder of Ordinary Shares, by attending the Annual General Meeting and voting in person, your Proxy Card will not be used.

We are providing the accompanying Proxy Statement and accompanying Proxy Card to our shareholders in connection with the solicitation of proxies to be voted at the Annual General Meeting and at any adjournments of such meeting. Whether or not you plan to attend the Annual General Meeting, we urge you to read the Proxy Statement and sign, date and return the Proxy Card.

On behalf of our Board of Directors, I thank you for your support.

Sincerely,

/s/ Bing Zhang
Bing Zhang
Chairman of the Board and Chief Executive Officer

CHEER HOLDING, INC.

19F, Block B, Xinhua Technology Building

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China

NOTICE OF THE 2025 ANNUAL GENERAL MEETING

OF CHEER HOLDING, INC.

To Be Held on May 12, 2025

Dear Shareholder:

NOTICE IS HEREBY GIVEN that the 2025 Annual General Meeting of Cheer Holding, Inc., a Cayman Islands exempted company (“Cheer” or the “Company”), will be held on May 12, 2025, at 10:00 a.m., local time, at the offices of the Company, located at 19F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016.

At the Annual General Meeting, our shareholders will be asked to consider and vote upon resolutions relating to (together, the “Proposals”):

Proposal No. 1. To consider and approve a proposal, as an ordinary resolution, that Mr. Ke Chen be appointed as a Class III Director to hold office in accordance with the amended and restated memorandum and articles of association of the Company until the 2028 Annual General Meeting to be held in 2028 and until his successor is appointed and duly qualified, or until his earlier resignation or removal. We refer to Proposal No. 1 as the “Director Appointment Proposal”;

Proposal No. 2. To consider and approve a proposal, as an ordinary resolution, that the appointment of Enrome LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2025, be approved and ratified. We refer to Proposal No. 2 as the “Ratification of Auditors Proposal”;

Proposal No. 3. To consider and approve a proposal, as an ordinary resolution, that the authorized share capital of the Company be increased by the creation of an additional 300,000,000 Class A ordinary shares of a par value of US$0.001 each (the “Share Increase”); such that immediately following the Share Increase, the authorized share capital of the Company will be US$500,700 divided into 500,000,000 Class A ordinary shares of a par value of US$0.001 each, 500,000 Class B ordinary shares of a par value of US$0.001 each, and 2,000,000 preferred shares of a par value of US$0.0001 each. We refer to Proposal No. 3 as the “Share Increase Proposal”;

Proposal No. 4. To consider and approve a proposal, as an ordinary resolution, that the authorised class A ordinary shares, par value $0.001 each (the “Class A Shares”), of the Company be amended to one of the following:

(i)	Class A ordinary shares of a par value of US$0.01 each, resulting from the consolidation of the current Class A Shares (including issued and unissued shares) at a ratio of 1-for-10; or

(ii)	Class A ordinary shares of a par value of US$0.025 each, resulting from the consolidation of the current Class A Shares (including issued and unissued shares) at a ratio of 1-for-25; or

(iii)	Class A ordinary shares of a par value of US$0.05 each, resulting from the consolidation of the current Class A Shares (including issued and unissued shares) at a ratio of 1-for-50;

such ratio and the implementation and timing of such share consolidation to be determined in the discretion of the Directors. We refer to Proposal No. 4 as the “Share Consolidation Proposal”.

Only holders of record of our Ordinary Shares at the close of business on April 28, 2025 are entitled to notice of the Annual General Meeting and to vote at the meeting and any adjournments of the meeting. A complete list of our shareholders of record entitled to vote at the Annual General Meeting will be available for ten (10) days before the meeting at our principal executive offices for inspection by shareholders during ordinary business hours for any purpose germane to the meeting.

Each of these Proposals is more fully described in the accompanying Proxy Statement. We ask that you vote or date, sign and return the enclosed Proxy Card in the self-addressed stamped envelope. If you are a registered holder of Ordinary Shares, you may revoke your Proxy Card and vote in person if you later decide to attend in person.

Sincerely,

/s/ Bing Zhang
Bing Zhang
Chairman of the Board and Chief Executive Officer
April 29, 2025

CHEER HOLDING, INC.

19F, Block B, Xinhua Technology Building

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China

PROXY STATEMENT

April 29, 2025

GENERAL INFORMATION

This Proxy Statement and the accompanying Proxy Card are being mailed to shareholders of Cheer Holding, Inc. (the “Company”) in connection with the solicitation of proxies by the Board of Directors (the “Board”) of the Company for the 2025 Annual General Meeting of the Company (the “Annual General Meeting”). The Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which is not part of this Proxy Statement, was filed separately with the Securities and Exchange Commission on March 10, 2025.

Voting By Registered Holders of Ordinary Shares

When your Proxy Card is returned properly executed, the Ordinary Shares it represents will be voted in accordance with your specifications. You have three choices as to your vote on each of the items described in this Proxy Statement that are to be voted upon at the Annual General Meeting. You may vote “for” or “against” each item or “abstain” from voting by marking the appropriate box.

Voting via the Internet. To vote through the Internet before the Annual Meeting, go to https://www.cstproxyvote.com/ and follow the on-screen instructions to complete an electronic Proxy Card. Please have your Proxy Card available when you access the website. You will need the information on your Proxy Card to vote your shares. We encourage you to vote via the Internet. You may vote online until 11:59 p.m. EST the day before the Annual General Meeting.

Voting by mail. To vote using the Proxy Card, simply complete, sign and date the Proxy Card that was delivered to you by mail and return it promptly in the envelope provided. If you return your signed Proxy Card to us before the Annual General Meeting, we will vote your Shares as you direct. If you sign and return your Proxy Card but do not specify any choices, you will thereby confer discretionary authority for your Ordinary Shares to be voted as recommended by the Board. The Proxy Card also confers discretionary authority on the individuals named therein to vote on any variations to the proposed resolutions.

Whether or not you plan to attend the Annual General Meeting, you can be assured that your Ordinary Shares are voted by completing, signing, dating and returning the enclosed Proxy Card to the attention of the Company’s chief financial officer at 19F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016, not less than forty-eight (48) hours before the time appointed for the Annual General Meeting. You may revoke your Proxy Card at any time before it is exercised by giving written notice thereof to the Secretary of the Company, by submitting a subsequently dated Proxy Card, by attending the Annual General Meeting and withdrawing the Proxy Card, or by voting in person at the Annual General Meeting.

Each holder of the Ordinary Shares in the capital of the Company in issue, and recorded in the Register of Members of the Company at the close of business on April 28, 2025, is entitled to vote on a show of hands and, on a poll, to vote for each Ordinary Share so held at the Annual General Meeting. All such Ordinary Shares entitled to vote at the Annual General Meeting are referred to herein as “Record Shares.” The presence in person or by proxy of two shareholders will constitute a quorum for the transaction of business at the Annual General Meeting. Proposals put to the vote at the Annual General Meeting will be decided by a show of hands unless a poll is, before or on the declaration of the result of the show of hands, demanded by the Chairman of the Annual General Meeting or any holder of Record Shares present in person or by proxy. Every holder of a Class A Ordinary Share present in person or by proxy is entitled to one (1) vote for each Class A Ordinary Share held. Every holder of a Class B Ordinary Share present in person or by proxy is entitled to one hundred (100) votes for each Class B Ordinary Share held.

If two or more persons are jointly registered as holders of an Ordinary Share then in voting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other holders of the Ordinary Share and, for this purpose seniority, shall be determined by the order in which the names stand on the register of the Members.

Broker Non-Votes and Abstentions

Under the rules of various national and regional securities exchanges, your broker, bank or other nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or other nominee. The proposals, except for the Ratification of Auditors Proposal, will be considered non-discretionary and therefore your broker, bank or other nominee cannot vote your shares without your instruction. If you do not provide instructions with your proxy, your bank, broker or other nominee may deliver a Proxy Card expressly indicating that it is NOT voting your shares; this indication that a broker, bank or other nominee is not voting your shares is referred to as a “broker non-vote.” The Ratification of Auditors Proposal will be considered discretionary and therefore your broker, bank or other nominee may vote your shares without your instruction.

With respect to the meeting, abstentions and broker non-votes will be considered present for the purposes of establishing a quorum but will have no effect on any of the Proposals.

Certain Filings With SEC

Our activities for the fiscal year ended December 31, 2024, are included in our annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 10, 2025 (the “Annual Report”). Upon written request to the Secretary of the Company, the Company will provide, without charge, to each person solicited a copy of the Annual Report, including the financial statements and report of independent registered public accounting firm filed therewith. The Annual Report and other reports that we file with the SEC are also available to the public from the SEC’s website at http://www.sec.gov.

Upon request, we will, without charge, send you copies of our Annual Report that we have filed with the SEC. You may request copies of the Annual Report by addressing your request to Secretary, Cheer Holding, Inc., 19F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this annual report.

●	each of our directors and executive officers who beneficially own our Ordinary Shares; and

●	each person known to us to own beneficially more than 5.0% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. The calculations in the table below are based on 11,635,568 Class A Ordinary Shares and 500,000 Class B Ordinary Shares outstanding as of April 18, 2025.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

	Class A Ordinary Shares	Percentage of Beneficial Ownership of Class A Ordinary Shares	Class B Ordinary Shares	Percentage of Beneficial Ownership of Class B Ordinary Shares	Percentage of Aggregate Voting Power**
Name and Address of Beneficial Owner	Number	%	Number	%	%
Directors and Officers
Bing Zhang(2)	1,971,287	16.9%	500,000	100.0%	84.3%
Jia Lu(3)	655,429	5.6%	-	-	1.1%
Ke Chen	200	*	-	-	*
Zhihong Tan	200	*	-	-	*
Yong Li	200	*	-	-	*
All directors and executive officers as a group (five individuals):	2,627,316	22.6%	500,000	100.0%	85.4%

Happy Starlight Limited(2)	1,895,287	16.3%	-	-	3.1%
Enjoy Starlight Limited(3)	655,412	5.6%	-	-	1.1%
Shah Capital Management(4)	1,614,921	13.9%	-	-	2.6%
Shah Capital Opportunity Fund LP(4)	1,614,921	13.9%	-	-	2.6%
Himanshu H. Shah(4)	1,614,921	13.9%	-	-	2.6%
Zhong Sheng Ding Xin Investment Fund Management (Beijing) Co., Ltd.(5)	2,016,129	17.3%	-	-	3.3%

*	Less than 1%

**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our outstanding Class A Ordinary Shares and Class B Ordinary Shares voting together as a single class. Each holder of our Class A Ordinary Shares is entitled to one vote per share. Each holder of Class B Ordinary Shares is entitled to 100 votes per share. Our Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders. Our Class A and Class B Ordinary Shares are not convertible.

(1)	Unless otherwise indicated, the business address of each of the individuals is 19th Floor, Block B, Xinhua Technology Building, No. 8 Tuofangying Road, Chaoyang District, Beijing, China.

(2)	Mr. Bing Zhang is our chairman, chief executive officer and interim chief financial officer. Mr. Zhang is also the sole shareholder and director of Happy Starlight Limited.

(3)	Mr. Jia Lu is our director and senior vice president of Glory Star Media (Beijing) Co., Ltd. Mr. Lu is also the sole shareholder and director of Enjoy Starlight Limited.

(4)	Mr. Himanshu H. Shah is the president and chief investment officer of Shah Capital Management, Inc., which serves as the investment adviser to Shah Capital Opportunity Fund LP, of which Mr. Shah is also its managing member. According to the Form 13G/A jointly filed by Mr. Shah, Shah Capital Opportunity Fund LP and Shah Capital Management (Collectively, “Reporting Persons”) with the SEC on January 8, 2025, the amount of shares the Reporting Person beneficially owned was 1,614,921.00. As such, Mr. Shah has shared voting and dispositive control over such securities and may be deemed the beneficial owner of 1,614,921 shares.

(5)	Zhong Sheng Ding Xin Investment Fund Management (Beijing) Co., Ltd. (“ZSDX”) is a corporation with limited liability organized under the laws of the People’s Republic of China. The principal office for ZSDX is located at 6F Building 4, Wangjing Street, Chaoyang District, Beijing, China 100020. According to the Form 13D filed by ZSDX with the SEC on May 19, 2023, the amount of shares ZSDX beneficially owned was 2,016,129.

BOARD OF DIRECTORS

The Board is responsible for establishing broad corporate policies and for overseeing the overall performance of the Company. The Board reviews significant developments affecting the Company and acts on other matters requiring its approval.

Number and Terms of Directors. Our board of directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of shareholders) serving a three-year term. The term of office for Class I directors, consisting of Messrs. Jia Lu and Zhihong Tan, will expire at the 2026 annual meeting. The term of office of the Class II directors, consisting of Messrs. Yong Li and Bing Zhang, unless re-elected will expire at the 2027 annual meeting, and the term of office of the Class III directors, consisting of Mr. Ke Chen will expire at the 2025 annual meeting.

Director Independence. Currently, each of Messrs. Zhihong Tan, Yong Li and Ke Chen would be considered an “independent director” under the NASDAQ listing rules, which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors. Our board of directors has three standing committees: an audit committee, a nominating committee and a compensation committee. Subject to phase-in rules and certain limited exceptions, the rules of NASDAQ and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and the rules of NASDAQ require that the compensation committee and nominating committee of a listed company be comprised solely of independent directors.

Audit Committee. We have established an audit committee of the board of directors, which consists of Messrs. Zhihong Tan, Yong Li and Ke Chen, each of whom is an independent director under NASDAQ’s listing standards. Mr. Tan is the Chairperson of the audit committee..

The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

●	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our annual report;

●	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

●	discussing with management major risk assessment and risk management policies;

●	monitoring the independence of the independent auditor;

●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

●	reviewing and approving all related-party transactions;

●	inquiring and discussing with management our compliance with applicable laws and regulations;

●	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

●	appointing or replacing the independent auditor;

●	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

●	approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under NASDAQ listing standards. NASDAQ listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, we must certify to NASDAQ that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors has determined that Messrs. Zhihong Tan, Yong Li and Ke Chen each qualify as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Nominating Committee. We have established a nominating committee of the board of directors, which consists of Messrs. Zhihong Tan, Yong Li and Ke Chen, each of whom is an independent director under NASDAQ’s listing standards. Mr. Chen is the Chairperson of the nominating committee. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

Compensation Committee. We have established a compensation committee of the board of directors, which consists of Messrs. Zhihong Tan, Yong Li and Ke Chen, each of whom is an independent director under NASDAQ’s listing standards. Mr. Li is the Chairperson of the compensation committee. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

●	reviewing and approving the compensation of all of our other executive officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

●	if required, producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

PROPOSAL NO. 1.

APPOINTMENT OF CLASS III DIRECTOR

Our Board is currently divided into three classes, Classes I, II and III. The Company’s Articles of Association provides that, at each annual general meeting one-third of the directors who are subject to retirement by rotation or, if their number is not three nor a multiple of three, the number nearest to but not exceeding one-third, shall retire from office. The Company currently has five (5) directors. Accordingly, the Board is divided into three (3) classes as nearly equal in number as the then total number of directors permits. Each Class I, Class II and Class III director will be appointed for a three-year term. If the number of directors is changed, any increase or decrease will be apportioned among the classes so that one-third of the directors will retire from office at each annual general meeting, and any additional directors of any class appointed to fill a vacancy resulting from an increase in that class will hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director.

At the 2025 Annual General Meeting, the existing Class III Director Mr. Ke Chen is being proposed to be appointed for a three-year term ending 2028, and his successor is appointed and duly qualified, or until such director’s earlier resignation or removal. A brief summary of Mr. Ke Chen’s principal occupation, business affiliations and other information is as follows.

Mr. Ke Chen, became our independent director in September 2020. Mr. Chen is a partner at the Beijing Chang-An Law Firm (“Chang-An”), Beijing P.R. China, since 2017 and as its deputy director of the financial securities department from 2014 to 2017. Prior to that time Mr. Chen was an associate at Hogan Lovells since 2004. Mr. Chen focuses his legal practice on banking, stock securities, fund, project finance, merger and acquisition, corporate finance, foreign direct investments, outbound investments, construction, real-estate and regulatory and compliance work. Mr. Chen received a LLB in 2002 and a LLM in 2003 from the University of Buckingham.

Mr. Ke Chen has consented to being named in this Proxy Statement and to serve on the Board, if appointed.

Vote Required for Approval

This proposal requires the approval of an ordinary resolution under Cayman Islands law which requires the affirmative vote of the holders of a majority of our Ordinary Shares that are represented in person or by proxy and entitled to vote thereon and actually cast a vote at the meeting. Accordingly, abstentions and broker non-votes will have no effect on this proposal.

Full Text of the Resolution

RESOLVED, as an ordinary resolution, that Mr. Ke Chen be appointed as a Class III Director to hold office in accordance with the amended and restated memorandum and articles of association of the Company until the 2028 Annual General Meeting and until his successor is appointed and duly qualified, or until his earlier resignation or removal.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE APPOINTMENT OF MR. KE CHEN AS THE CLASS III DIRECTOR TO SERVE A THREE-YEAR TERM UNTIL THE 2028 ANNUAL GENERAL MEETING AND UNTIL HIS SUCCESSOR ARE APPOINTED AND DULY QUALIFIED, OR UNTIL SUCH DIRECTOR’S EARLIER RESIGNATION OR REMOVAL. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPOINTMENT OF SAID NOMINEE.

PROPOSAL NO. 2

APPROVAL AND RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To consider and approve a proposal, as an ordinary resolution, that the appointment of Enrome LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2025, be approved and ratified. We refer to Proposal No. 2 as the “Ratification of Auditors Proposal.”

The Audit Committee of the Board has appointed Enrome LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2025, subject to approval and ratification by the shareholders.

If the shareholders do not approve and ratify the appointment of Enrome LLP, the selection of another independent registered public accounting firm will be considered by the Audit Committee and the Board.

Vote Required to Approve Proposal No. 2

This proposal requires the approval of an ordinary resolution under Cayman Islands law which requires the affirmative vote of the holders of a majority of our Ordinary Shares that are represented in person or by proxy and entitled to vote thereon and actually cast a vote at the meeting. The Ratification of Auditors Proposal will be considered discretionary and therefore your broker, bank or other nominee may vote your shares without your instruction.

Full Text of the Resolution

RESOLVED, as an ordinary resolution, that the appointment of Enrome LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2025, be approved and ratified.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE APPROVAL AND RATIFICATION OF THE APPOINTMENT OF ENROME LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2025. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPROVAL AND RATIFICATION OF THE APPOINTMENT OF ENROME LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2025.

PROPOSAL NO. 3

APPROVAL TO INCREASE AUTHORIZED SHARE CAPITAL

To consider and approve a proposal, as an ordinary resolution, that the authorized share capital of the Company be increased by the creation of an additional 300,000,000 Class A ordinary shares of a par value of US$0.001 each (the “Share Increase”), such that immediately following the Share Increase, the authorized share capital of the Company will be US$500,700 divided into 500,000,000 Class A ordinary shares of a par value of US$0.001 each, 500,000 Class B ordinary shares of a par value of US$0.001 each, and 2,000,000 preferred shares of a par value of US$0.0001 each. We refer to Proposal No. 3 as the “Share Increase Proposal.”

Vote Required to Approve Proposal No. 3

This proposal requires the approval of an ordinary resolution under Cayman Islands law which requires the affirmative vote of the holders of a majority of our Ordinary Shares that are represented in person or by proxy and entitled to vote thereon and actually cast a vote at the meeting. Accordingly, abstentions and broker non-votes will have no effect on this proposal.

Full Text of the Resolution

RESOLVED, as an ordinary resolution, that, the authorised share capital of the Company be increased from US$200,700 divided into 200,000,000 Class A ordinary shares of a par value of US$0.001 each, 500,000 Class B ordinary shares of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each, to US$500,700 divided into 500,000,000 Class A ordinary shares of a par value of US$0.001 each, 500,000 Class B ordinary shares of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each by the creation of an additional 300,000,000 Class A ordinary shares of a par value of US$0.001 each.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE SHARE INCREASE PROPOSAL. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPROVAL OF THE SHARE INCREASE PROPOSAL.

PROPOSAL NO. 4

AUTHORIZE THE BOARD OF DIRECTORS TO EFFECT A SHARE CONSOLIDATION

Purpose and Background of the Share Consolidation

To consider and approve a proposal, as an ordinary resolution, that the authorised class A ordinary shares, par value $0.001 each (the “Class A Shares”), of the Company be amended to one of the following:

(i)	Class A ordinary shares of a par value of US$0.01 each, resulting from the consolidation of the current Class A Shares (including issued and unissued shares) at a ratio of 1-for-10; or

(ii)	Class A ordinary shares of a par value of US$0.025 each, resulting from the consolidation of the current Class A Shares (including issued and unissued shares) at a ratio of 1-for-25; or

(iii)	Class A ordinary shares of a par value of US$0.05 each, resulting from the consolidation of the current Class A Shares (including issued and unissued shares) at a ratio of 1-for-50;

such ratio and the implementation and timing of such share consolidation (“Share Consolidation”) to be determined in the discretion of the Directors. We refer to Proposal No. 4 as the “Share Consolidation Proposal”.

The primary purpose of the Share Consolidation is to increase the per share trading price of the Company’s Class A Ordinary Shares, which the Board believes will, if needed, to meet certain continued listing requirements of The Nasdaq Stock Market, or Nasdaq. The Company’s Class A Ordinary Shares are listed on The Nasdaq Capital Market under the symbol “CHR.” The Company’s Class A Ordinary Shares have recently traded at levels only slightly above US$1.00 per share. Given the volatility of the stock market, there is a risk that the closing bid price of our Class A Ordinary Shares could fall below the minimum $1.00 per share requirement for continued listing on The Nasdaq Stock Market, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Requirement”). If the closing bid price remains below $1.00 for 30 consecutive business days, we may receive a notice from Nasdaq indicating that our securities are not in compliance with the Bid Price Requirement, which could lead to delisting proceedings. To address this risk and maintain compliance with Nasdaq’s continued listing requirements, the Company is seeking shareholder approval for a Share Consolidation. We believe the Share Consolidation is a necessary step to increase the market price of our Class A Ordinary Shares and reduce the likelihood of non-compliance with Nasdaq’s listing standards. Should our Class A Ordinary Shares be delisted, they would likely be quoted and traded on the over-the-counter market. Trading on such markets is generally less liquid than trading on a national exchange and may make it more difficult for shareholders to sell their shares, as such markets often experience less frequent transactions, smaller trading volumes, wider bid-ask spreads, and greater price volatility. Moreover, delisting may impose additional regulatory burdens on broker-dealers, potentially discouraging them from making a market in our shares, further limiting liquidity. This reduced liquidity and potential delisting could significantly impair our ability to raise additional capital through equity or debt financing, including short-term borrowings from foreign lenders.

If the Share Consolidation Proposal is approved by our shareholders, our Directors will have the discretion to implement the Share Consolidation or to not effect the Share Consolidation at all. The Directors currently intend to implement the Share Consolidation. However, if the per share trading price of our Class A Ordinary Shares increases without implementing the Share Consolidation, the Share Consolidation may not be necessary. Following the Share Consolidation, if implemented, there can be no assurance that the trading price of our Class A Ordinary Shares will rise in proportion to the reduction in the number of outstanding shares resulting from the Share Consolidation or that the trading price of the post-consolidation Class A Ordinary Share can be maintained above $1.00.

The Share Consolidation is conditional upon our Directors determining, confirming and approving that the Share Consolidation is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of our Class A Ordinary Shares on The Nasdaq Capital Market. If the Directors determine that it is in the best interests of the Company to effect the Share Consolidation, a meeting of the Directors will be held to determine such ratio and the implementation and timing of the Share Consolidation. No further action on the part of the stockholders will be required to either implement or abandon the Share Consolidation.

Potential Affected Investor Interest

In approving this proposal, the Board considered that the Company’s Class A Ordinary Shares may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks.

By approving this proposal, shareholders will authorize the Board to effect a Share Consolidation, in its discretion, at a ratio which it deems in the best interests of the Company and its shareholders.

Principal Effects of the Share Consolidation

If implemented, the Share Consolidation will be effected simultaneously for all issued and outstanding Class A Ordinary Shares. The Share Consolidation will affect all of our shareholders of Class A Ordinary Shares uniformly and will not affect any shareholder’s percentage ownership interests of Class A Ordinary Shares in the Company, except to the extent that the Share Consolidation would otherwise result in any of our shareholders owning a fractional Class A Ordinary Share (in which case the fractional amount will be rounded up to the next whole share). After the Share Consolidation, the Class A Ordinary Shares will have the same voting rights and rights to dividends and distributions and will be identical in all other respects to our Class A Ordinary Shares now authorized. Class A Ordinary Shares issued pursuant to the Share Consolidation will remain fully paid and non-assessable. The Share Consolidation will not affect the Company continuing to be subject to the periodic reporting requirements of the Exchange Act. The Share Consolidation is not intended to be, and will not have the effect of, a “going private transaction” covered by Rule 13e-3 under the Exchange Act.

The Share Consolidation may result in some shareholders owning “odd-lots” of less than 100 Class A Ordinary Shares. Brokerage commissions and other costs of transactions in odd-lots are generally higher than the costs of transactions in “round-lots” of even multiples of 100 Class A Ordinary Shares.

Following the effectiveness of such Share Consolidation approved by the shareholders and implementation by the Board, current shareholders will hold fewer Class A Ordinary Shares, but the rights and ownership percentages will remain the same.

IF THIS PROPOSAL IS NOT APPROVED, WE MAY BE UNABLE TO MAINTAIN THE LISTING OF OUR CLASS A ORDINARY SHARES ON THE NASDAQ STOCK MARKET, WHICH COULD ADVERSELY AFFECT THE LIQUIDITY AND MARKETABILITY OF OUR ORDINARY SHARES.

Fractional Shares

No fractional shares will be issued in connection with the Share Consolidation. Instead, we will issue one full Class A Ordinary Share after Share Consolidation to any shareholder who would have been entitled to receive a fractional Class A Ordinary Share as a result of the Share Consolidation. Each shareholder of Class A Ordinary Shares will hold the same percentage of the outstanding Class A Ordinary Shares immediately following the Share Consolidation as that shareholder did immediately prior to the Share Consolidation, except for minor adjustments due to the additional net share fractions that will need to be issued as a result of the treatment of fractional shares.

Risks Associated with the Share Consolidation

There are risks associated with the Share Consolidation. Shareholders should note that the effect of the Share Consolidation, if any, upon the market price for our Class A Ordinary Shares cannot be accurately predicted. In particular, we cannot assure you that prices for Class A Ordinary Shares after the Share Consolidation will be the number of times equals exactly to the ratio multiplied by the prices for Class A Ordinary Shares immediately prior to the Share Consolidation. Furthermore, even if the market price of our Class A Ordinary Shares does rise following the Share Consolidation, we cannot assure you that the market price of our Class A Ordinary Shares immediately after the proposed Share Consolidation will be maintained for any period of time. Even if an increased per-share price can be maintained, the Share Consolidation may not achieve the desired results that have been outlined above. Moreover, because some investors may view the Share Consolidation negatively, we cannot assure you that the Share Consolidation will not adversely impact the market price of our Class A Ordinary Shares.

The market price of our Class A Ordinary Shares will also be based on our performance and other factors, some of which are unrelated to the Share Consolidation or the number of Class A Ordinary Shares outstanding. If the Share Consolidation is effected and the market price of our Class A Ordinary Shares declines, the percentage declines as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of a Share Consolidation. The total market capitalization of our Class A Ordinary Shares after implementation of the Share Consolidation, when and if implemented, may also be lower than the total market capitalization before the Share Consolidation. Furthermore, the liquidity of our Class A Ordinary Shares could be adversely affected by the reduced number of shares that would be outstanding after the Share Consolidation.

While we believe that the Share Consolidation will be sufficient to maintain our listing on The Nasdaq Stock Market, it is possible that, even if the Share Consolidation results in a closing price for our Class A Ordinary Shares that exceeds $1.00 per share, we may not be able to continue to satisfy other criteria for continued listing of our Class A Ordinary Shares on The Nasdaq Stock Market. Although we believe that we will continue satisfying all of the other continued listing criteria, we cannot assure you that this will be the case.

Vote Required to Approve Proposal No. 4

This proposal requires the approval of an ordinary resolution under Cayman Islands law which requires the affirmative vote of the holders of a majority of our Ordinary Shares that are represented in person or by proxy and entitled to vote thereon and actually cast a vote at the meeting. Accordingly, abstentions and broker non-votes will have no effect on this proposal.

Full Text of the Resolution

RESOLVED, as an ordinary resolution, that, following the effectiveness of the Share Increase and subject to the determination, confirmation and approval of the board of directors of the Company that this resolution is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of the Class A ordinary shares of the Company on The Nasdaq Capital Market, the authorized share capital of the Company be consolidated as follows:

From US$500,700 divided into 500,000,000 Class A ordinary shares of a par value of US$0.001 each; 500,000 Class B ordinary shares of a par value of US$0.001 each; and 2,000,000 preferred shares of a par value of US$0.0001 each;

To one of the following, as determined by the board:

(i)	US$500,700 divided into 50,000,000 Class A ordinary shares of a par value of US$0.01 each; 500,000 Class B ordinary shares of a par value of US$0.001 each; and 2,000,000 preferred shares of a par value of US$0.0001 each; or

(ii)	US$500,700 divided into 20,000,000 Class A ordinary shares of a par value of US$0.025 each; 500,000 Class B ordinary shares of a par value of US$0.001 each; and 2,000,000 preferred shares of a par value of US$0.0001 each; or

(iii)	US$500,700 divided into 10,000,000 Class A ordinary shares of a par value of US$0.05 each; 500,000 Class B ordinary shares of a par value of US$0.001 each; and 2,000,000 preferred shares of a par value of US$0.0001 each.

WE RECOMMEND A VOTE “FOR” THE PROPOSAL TO AUTHORIZE THE BOARD OF DIRECTORS TO EFFECT THE SHARE CONSOLIDATION. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE PROPOSAL TO AUTHORIZE THE BOARD OF DIRECTORS TO EFFECT THE SHARE CONSOLIDATION.

GENERAL

At the date of this Proxy Statement, the Board has no knowledge of any business which has been presented for consideration at the Annual General Meeting other than that described above.

Present officers, directors and other employees of the Company may solicit proxies by telephone, telecopy, telegram or mail, or by meetings with Shareholders or their representatives. The Company will reimburse brokers, banks or other custodians, nominees and fiduciaries for their charges and expenses in forwarding proxy materials to beneficial owners. All expenses of solicitation of proxies will be borne by the Company.

By Order of the Board of Directors,

/s/ Bing Zhang
Bing Zhang
Chairman of the Board and Chief Executive Officer

Dated: April 29, 2025